Brandes Investment Trust
11988 El Camino Real, Suite 500
San Diego, CA 92130

November __, 2006

Brandes Investment Partners, L.P.
11988 El Camino Real, Suite 500
San Diego, CA 92130

Ladies and Gentlemen:

This will confirm that the expense limitation letter agreement between us dated October 31, 1998, as amended, has been further amended to apply to the Trust’s fiscal year ending September 30, 2007 and shall continue in effect thereafter for additional periods not exceeding one (1) year so long as such continuation is approved at least annually by Brandes Investment Partners, L.P., and the Board of Trustees of the Trust. Except as set forth herein, the letter agreement remains in full force and effect.

Please sign this letter below to confirm our agreement regarding this matter.

Very truly yours,

President

Agreed:

Brandes Investment Partners, L.P.

By:
Managing Partner